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November 2, 2010	direct dial 202 508 5881 direct fax 202 585 0051 skehoe@kilpatrickstockton.com

VIA EDGAR

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Naugatuck Valley Financial Corporation
Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-167482

Dear Mr. Clampitt:

On behalf of Naugatuck Valley Financial Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on September 20, 2010.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 5, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Form S-1/A filed September 20, 2010

Proxy Statement/Prospectus

Cover Page

Comment No. 1

Please refer to comment 23 in our letter dated July 8, 2010. Please revise to disclose the maximum number of shares of Naugatuck Valley Financial common stock that will be offered to Southern Connecticut Bancorp shareholders in the merger.

ATLANTA    AUGUSTA    CHARLOTTE    DUBAI    NEW YORK    RALEIGH    STOCKHOLM    WASHINGTON    WINSTON-SALEM

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

November 2, 2010

Response to Comment No. 1

The requested disclosure has been added to the cover page of the proxy statement/prospectus.

General

Comment No. 2

We note your response to comment 36 in our letter dated July 8, 2010. Please confirm our understanding that Stifel, Nicolaus & Company, Inc. will not receive compensation contingent upon the successful completion of the merger for its services in rendering its fairness opinion with respect to the original merger consideration.

Response to Comment No. 2

This confirms that Stifel, Nicolaus & Company, Inc. will not receive compensation contingent upon the successful completion of the merger for its services in rendering its fairness opinion with respect to the original merger consideration.

Comment No. 3

Please refer to comments 31 and 35 in our letter dated July 8, 2010. We note the added disclosure on pages 45 and 52 of the proxy statement/prospectus. Please confirm that all financial projections provided to Ostrowski & Company and Northeast Capital have been disclosed in the prospectus.

Response to Comment No. 3

This confirms that all financial projections provided to Ostrowski & Company and Northeast Capital have been disclosed in the prospectus.

Background of the Merger, page 33

Comment No. 4

We note the reduction in merger consideration offered to Southern Connecticut Bancorp shareholders. Please revise to disclose whether any expressions of interest were initially submitted by parties other than Naugatuck Valley Financial in which the consideration offered exceeded $6.75 per share. Also, disclose whether the Southern Connecticut Bancorp board of directors considered alternatives, such as resoliciting expressions of interest from third parties, at any time after it appeared that the merger consideration would be reduced. If not, please explain why the board of directors did not pursue other alternatives.

Response to Comment No. 4

The requested disclosure has been added to page 37 of the of the proxy statement/prospectus.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

November 2, 2010

Exhibit 23.7

Comment No. 5

We note Northeast’s statement that the opinion “was provided solely for the information and assistance of the Board of Directors of the Company in connection with their consideration and evaluation of the transaction contemplated therein and is not to be relied upon by the stockholders of the Company.” Please tell us the basis upon which Northeast is relying in concluding that shareholders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please arrange for Northeast to revise its consent to state that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, arrange for Northeast to revise the consent to state that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Please have the advisor further revise to state that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Response to Comment No. 5

A revised consent is included as exhibit 23.7 to the Registration Statement.

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Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5881.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosures

cc:	Paul M. Aguggia, Esq., Kilpatrick Stockton LLP
Victor L. Cangelosi, Esq., Kilpatrick Stockton LLP
John R. Roman, Naugatuck Valley Financial Corporation
Robert Lipsher, Esq., Luse Gorman Pomerenk & Schick, P.C.
Robert M. Taylor, III, Day Pitney LLP
Matt McNair, Securities and Exchange Commission